LIBERTY STAR GOLD CORP.

2766 N. Country Club Road

Tucson, Arizona 85716

June 13, 2006

VIA EDGAR AND FACSIMILE (202-772-9205)

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Melissa Duru

Dear Sirs/Mesdames:

Re: Liberty Star Gold Corp. (the "Company")

In connection with the Company's Form SB-2/A Registration Statement filed on June 7, 2006 (under file number 333-132667), the Company hereby requests acceleration of the effective date of the Registration Statement to 12:00 p.m. (EDT) Wednesday, June 14, 2006 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that:

(a)

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our attorney, Bernard Pinsky, at 604-643-3153.

Yours truly,

LIBERTY STAR GOLD CORP.

/s/ James Briscoe

Jim Briscoe

President and CEO